Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

1.	Accredited Home Lenders Holding Co., a Delaware corporation (“Holding Co.”)

2.	Accredited Home Lenders, Inc., a California corporation (“AHL”) = wholly owned subsidiary of Holding Co.

3.	Accredited Home Capital, Inc., a Delaware corporation = wholly owned subsidiary of AHL

4.	Accredited Home Acceptance, Inc., a Delaware corporation = wholly owned subsidiary of AHL